July 12, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Comcast Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 1-32871 Response to Staff Comment Letter Dated June 14, 2011

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2011, relating to the review of our Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Note 18:  Commitments and Contingencies, page 81

1.
We note that you disclose that you cannot predict the range of possible loss in regards to various disclosed claims against you. Further you disclose that the final disposition of any of the actions is not expected to have a material adverse effect on your consolidated financial position but could be material to your results of operations or cash flows for any one period. Since you have determined that the claims would not be material to your consolidated financial position and could be material to your results of operations and cash flows, it appears that in fact you have established a range. Please explain this possible inconsistency in your disclosures and how your disclosure complies with the requirement in ASC 450 to disclose the amount or range of reasonably possible loss, as that term is defined.

Response

Consistent with the requirements of ASC 450, we establish accruals for loss contingencies relating to litigation when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  When a loss is not both probable and reasonably estimable, an accrual is not recorded, but we disclose material contingencies when it is at least reasonably possible that a loss or an additional loss has been incurred.  The disclosure of the contingency indicates the nature of the contingency and either gives a reasonable estimate of the possible loss or range of possible loss or states that a reasonable estimate of the possible loss or range of possible loss cannot be made.

Securities and Exchange Commission	July 12, 2011

We disclosed four specific litigation contingencies in our Commitments and Contingencies note to the consolidated financial statements in our Form 10-K: three of the contingencies relate to antitrust cases (collectively, the “Antitrust Cases”) and one relates to an ERISA case.  As first disclosed in our Quarterly Report for the Quarter Ended June 30, 2010, we agreed in July 2010 to settle the ERISA case for $5 million, subject to court approval; the court approved the settlement in January 2011, which was disclosed in the Form 10-K.  We established an accrual of $5 million for this case in June 2010, which we have subsequently paid.

With respect to the Antitrust Cases, we state on page 83 of the Form 10-K that “[w]e cannot predict the outcome of any of the actions described above, including a range of possible loss, or how the final resolution of any such actions would impact our results of operations or cash flows for any one period or our consolidated financial position.”  All of the Antitrust Cases involve purported class actions, with one involving alleged horizontal market restraints in certain of our service areas (the “Cluster Cases”), one involving how we distribute our services (the “Bundling Cases”) and the last one involving our use of set-top boxes in connection with our service offerings (the “Set-Top Box Cases”).  Certain of these claims involve, or are comparable to claims against, a number of other companies in the industries in which we operate, and all of the claims are potentially significant in relation to how and where we do business.

We have determined that the likelihood of an unfavorable outcome in each of the Cluster, Bundling and Set-Top Box Cases is reasonably possible, as that term is defined in ASC 450.  However, we could not make a reasonable estimate of the range of possible loss for any of these cases.  We could not make a reasonable estimate of the range of possible losses for the Cluster Cases, which are composed of customers in three “cluster” areas – Philadelphia, Boston and Chicago, given the procedural status of the matters and other similar cases, the indeterminate number of claims and parties involved, and the inherent difficulty in predicting awards in class action matters with significant numbers of claims and parties involved.  While the plaintiffs in the Philadelphia Cluster Case presented a demand for specified damages, the plaintiffs in the Boston and Chicago cases have not made any such demands.  Moreover, the amount of the demand for damages itself in the Philadelphia Cluster Case is highly contested and the methodology employed is one of the subjects currently at issue in the case.  Similarly, we could not make a reasonable estimate of the range of possible losses for either the Bundling Cases or the Set-Top Box Cases because of the early procedural status of the matters, the failures to provide any evidence-based damages analyses (other than the statutory damages described in our response to Comment 2 below in respect of the Set-Top Box Cases) and the indeterminate number of claims and parties involved.  Outside counsel has concurred with the assessments that reasonable estimates could not be made.

Despite the fact that we could not make a reasonable estimate of the range of possible losses for the Antitrust Cases, we disclose in the Form 10-K, as you noted, that “Nevertheless, the final disposition of any of the above actions is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flows for any one period.”  We assess materiality for purposes of our consolidated financial position based on our total assets at the end of a relevant period and assess materiality for purposes of our consolidated results of operations and cash flows for any one period based on our results for a relevant quarter.  For example, below are the key financial metrics as of and for the quarter ended December 31, 2010:

Financial Position

Total assets	$118.5 billion

Results of Operations and Cash Flows

Operating income	$2.0 billion

Net income	$1.0 billion

Net cash provided by operating activities	$3.4 billion

Securities and Exchange Commission	July 12, 2011

In light of the vast differences among the numbers above, while we believe it is reasonably possible that a loss, if incurred, could be material relative to our consolidated results of operations or cash flows for a quarter, we do not believe it is reasonably possible that any loss would be material to our consolidated financial position.  Therefore, we respectfully submit that we do not believe our disclosure presents an inconsistency, but rather provides meaningful information about our expectations as to the potential magnitude of our loss contingencies.

2.
If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, in your response please provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

•
The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Response

Consistent with our response to Comment 1 above and in accordance with ASC 450, we included the following disclosure at the end of the contingencies’ disclosure on page 83 of the Form 10-K: “We cannot predict the outcome of any of the actions described above, including a range of possible loss, or how the final resolution of any such actions would impact our results of operations or cash flows for any one period or our consolidated financial position.”  In response to the Staff’s comment, we undertake to include this disclosure under the “Antitrust Cases” heading for as long as we cannot estimate a range of possible loss for each of the Antitrust Cases, and, at such time as we can estimate a range of possible loss for one or more of these cases, to include the relevant disclosures in the paragraph describing each specific set of cases.

On a quarterly basis, we evaluate developments in our legal proceedings to determine (i) whether a contingency should be accrued in connection with any legal proceeding, (ii) whether a contingency should be disclosed, and (iii) whether we are able to estimate the possible loss or range of possible loss in any disclosed legal proceeding.  To ensure this evaluation is complete, each of our business units provides a monthly summary of all litigation matters that are considered significant to the individual business unit to our General Counsel.  This information is discussed with inside and outside counsel as circumstances warrant.

As noted in our response to Comment 1 above, we could not make a reasonable estimate of the range of possible losses for the Cluster Cases given its procedural status, the indeterminate number of claims and parties involved and the inherent difficulty in predicting awards in class action matters with significant numbers of claims and parties involved.  While the plaintiffs in the Philadelphia Cluster Case presented a demand for specified damages of $875 million, which is subject to treble damages, the Philadelphia Cluster Case is one of three related cases in the Cluster Cases, and the plaintiffs in the Boston and Chicago Cluster Cases have not made any such demands.  Moreover, the amount of the demand for damages itself in the Philadelphia Cluster Case is highly contested and the methodology employed is one of the subjects currently at issue in the case.  Accordingly, despite the fact that the plaintiffs in one case have asserted a demand for specified damages, we cannot not make a reasonable estimate of the range of loss in the Cluster Cases as a whole or for the Philadelphia Cluster Case and believe including the demand for damages in the Philadelphia Cluster Case would be misleading to investors by suggesting that it is a meaningful basis for determining damages, if any.

Securities and Exchange Commission	July 12, 2011

The West Virginia Attorney General is among the plaintiffs in the consolidated purported class actions against us in the Set-Top Box Cases, although the West Virginia Attorney General has moved to sever certain of its claims and remand them back to West Virginia state court.  The West Virginia Attorney General has not made a demand for specific damages, although it has alleged that, based on our approximate 89,000 video subscribers in West Virginia and a per violation civil penalty of $5,000 under the West Virginia Consumer Credit and Protection Act, we would be liable to the state for approximately $455 million, and it also alleged that we would be liable for approximately $700,000 in civil penalties under the West Virginia Antitrust Act (despite the fact that, under the Antitrust Act, the maximum civil penalty is $100,000).  However, similar to the Cluster Cases above, the West Virginia Attorney General’s action is only one of among 21 other actions that have been consolidated into a single proceeding, and the other plaintiffs have not made any demands for, or allegations of, damages.  Therefore, as noted in our response to Comment 1, we cannot not make a reasonable estimate of the range of loss in the Set-Top Box Cases given the early procedural status, the failure of all but one of the plaintiffs to provide evidence-based damages analyses and the indeterminate number of claims and parties involved.  Accordingly, we believe that including the above facts would be misleading to investors by suggesting that they are a meaningful basis for determining damages, if any.

3.
You state that the final disposition of the various matters will not have a “material adverse effect” on your “consolidated financial position”. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Response

We respectfully submit that the phrase “material adverse” is meant to convey the direction (adverse rather than favorable) rather than representing a higher threshold than the term “material,” which we acknowledge is commonly used in GAAP.  We modeled our disclosure after ASC 410-30-50-14, which discusses disclosures related to environmental contingencies under the loss contingency disclosure provisions of ASC 450-20-50-3 through 50-4:

50-14 Financial statements may include a contingency conclusion that addresses the estimated total unrecognized exposure to environmental remediation and other loss contingencies.  Such contingency conclusions may state, for example, that “management believes that the outcome of these uncertainties should not have [or “may have”] a material adverse effect on the financial condition, cash flows, or operating results of the entity.”  Alternatively, the disclosure may indicate that the adverse effect could be material to a particular financial statement or to results and cash flows of a quarterly or annual reporting period.

In light of the foregoing, we respectfully submit that no change to our disclosure is warranted.

*           *           *

In connection with our response to the Staff’s comments, Comcast Corporation acknowledges that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	July 12, 2011

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Michael J. Angelakis, Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
J. Michael Cook, Director and Chairman of the Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte & Touche LLP